Sean Dixon
Investment Opportunity!
To: Nick Nazowski

April 25, 2021 at 10:50 AM

Nick,

Our capital raise is live through WeFunder! We are looking to share our success with those who have supported us from the beginning! We are looking to raise $1,050,000 through this platform for our Tiny Homes and CamperVans. Please share with anyone who may be interested in this opportunity. Check out our WeFunder pitch to see the details and invest! Thank you for all of your support!

Invest here: https://wefunder.com/simplytinydevelopment/

Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

With Gratitude,
Dr. Sean M. Dixon
CEO, Simply Tiny Development
a Public Benefit LLC
(720)413-2503
www.SimplyTinyDevelopment.com

1% FOR THE PLANET

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STD Business Plan .pdf

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